UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

RCI Hospitality Holdings, Inc.

(Name of Issuer)

Common stock, $0.01 par value

(Title of Class of Securities)

74934Q108

(CUSIP Number)

December 14, 2020

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 74934Q108

1	NAME OF REPORTING PERSON ADW Capital Partners, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware, USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 912,400
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 912,400
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 912,400
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 10.1% (1)
12	TYPE OF REPORTING PERSON PN

(1)

Based upon 8,999,910 shares of common stock of the Issuer outstanding as of December 8, 2020, as disclosed in the Issuer’s Annual Report on Form 10-K for the fiscal year ended September 30, 2020, that was filed on December 14, 2020, by the Issuer with the Securities and Exchange Commission.

CUSIP No. 74934Q108

1	NAME OF REPORTING PERSON ADW Capital Management, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware, USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 912,400
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 912,400
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 912,400
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 10.1% (1)
12	TYPE OF REPORTING PERSON HC, IA

(1)

Based upon 8,999,910 shares of common stock of the Issuer outstanding as of December 8, 2020, as disclosed in the Issuer’s Annual Report on Form 10-K for the fiscal year ended September 30, 2020, that was filed on December 14, 2020, by the Issuer with the Securities and Exchange Commission.

CUSIP No. 74934Q108

1	NAME OF REPORTING PERSON Adam D. Wyden
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 912,400
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 912,400
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 912,400
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 10.1% (1)
12	TYPE OF REPORTING PERSON HC, IN

(1)

Based upon 8,999,910 shares of common stock of the Issuer outstanding as of December 8, 2020, as disclosed in the Issuer’s Annual Report on Form 10-K for the fiscal year ended September 30, 2020, that was filed on December 14, 2020, by the Issuer with the Securities and Exchange Commission.

ITEM 1(a):	Name of Issuer:

RCI Hospitality Holdings, Inc. (the “Issuer”)

ITEM 1(b):	Address of Issuer’s Principal Executive Offices:

10737 Cutten Road, Houston, Texas 77066

ITEM 2(a):	Name of Person Filing:

This statement is jointly filed by and on behalf of each of ADW Capital Partners, L.P., ADW Capital Management, LLC and Adam D. Wyden. ADW Capital Partners, L.P. is the record and direct beneficial owner of the securities covered by this statement. ADW Capital Management, LLC is the general partner and investment manager of, and may be deemed to beneficially own securities owned by, ADW Capital Partners, L.P. Mr. Wyden is the sole manager of, and may be deemed to beneficially own securities owned by, ADW Capital Management, LLC.

Each reporting person declares that neither the filing of this statement nor anything herein shall be construed as an admission that such person is, for the purposes of Section 13(d) or 13(g) of the Act or any other purpose, the beneficial owner of any securities covered by this statement.

Each of the reporting persons may be deemed to be a member of a group with respect to the Issuer or securities of the Issuer for the purposes of Section 13(d) or 13(g) of the Act. Each of the reporting persons declares that neither the filing of this statement nor anything herein shall be construed as an admission that such person is, for the purposes of Section 13(d) or 13(g) of the Act or any other purpose, (i) acting (or has agreed or is agreeing to act together with any other person) as a partnership, limited partnership, syndicate, or other group for the purpose of acquiring, holding, or disposing of securities of the Issuer or otherwise with respect to the Issuer or any securities of the Issuer or (ii) a member of any group with respect to the Issuer or any securities of the Issuer.

ITEM 2(b):	Address of Principal Business Office or, if None, Residence:

The address of the principal business office of each of the reporting persons is 1261 99th St., Bay Harbor Islands, FL 33154.

ITEM 2(c):	Citizenship:

See Item 4 on the cover page(s) hereto.

ITEM 2(d):	Title of Class of Securities:

Common stock, $0.01 par value

ITEM 2(e):	CUSIP Number:

74934Q108

ITEM 3:	If This Statement is Filed Pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), Check Whether the Person Filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	A non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J);

(k)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with Rule 240.13d-1(b)(1)(ii)(J), please specify the type of institution:

Not applicable.

ITEM 4:	Ownership.

(a) Amount Beneficially Owned: See Item 9 on the cover page(s) hereto.

(b) Percent of Class: See Item 11 on the cover page(s) hereto.

(c) Number of Shares as to which such person has:

(i) Sole power to vote or to direct the vote: See Item 5 on the cover page(s) hereto.

(ii) Shared power to vote or to direct the vote: See Item 6 on the cover page(s) hereto.

(iii) Sole power to dispose or to direct the disposition of: See Item 7 on the cover page(s) hereto.

(iv) Shared power to dispose or to direct the disposition of: See Item 8 on the cover page(s) hereto.

ITEM 5:	Ownership of Five Percent or Less of a Class:

Not applicable.

ITEM 6:	Ownership of More than Five Percent on Behalf of Another Person:

Not applicable.

ITEM 7:	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company:

Not applicable.

ITEM 8:	Identification and Classification of Members of the Group:

Not applicable.

ITEM 9:	Notice of Dissolution of a Group:

Not applicable.

ITEM 10:	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 22, 2020	ADW CAPITAL PARTNERS, L.P.

By: ADW Capital Management, LLC
Its: General Partner

	By:	/s/ Adam D. Wyden
		Name:	Adam D. Wyden
		Title:	Sole Manager

ADW CAPITAL MANAGEMENT, LLC

	By:	/s/ Adam D. Wyden
		Name:	Adam D. Wyden
		Title:	Sole Manager

ADAM D. WYDEN

/s/ Adam D. Wyden

EXHIBIT INDEX

Exhibit	Description of Exhibit

1	Joint Acquisition Statement (incorporated herein by reference to Exhibit 1 to the Schedule 13G filed on May 21, 2020, by the reporting persons with the Securities and Exchange Commission).